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18006542

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

AUG 28 2018

Washington, DC

SEC FILE NUMBER
8-66505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 TERRACE AVENUE - MIRAMAR, HALF MOON BAY
(No. and Street)

(City)	(State)	(Zip Code)
	CA	94019

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TEJINDER SINGH (650) 274-4653
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION ATTN: JOHN CROPPER, CPA
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
2700 YGNACIO VALLEY ROAD	WALNUT CREEK	CA	94598

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, TEJINDER SINGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC, as of JUNE 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MANAGING DIRECTOR

Title

Notary Public

CHRISTOPHER GRABOWSKI
Notary Public - State of New York
NO. 01GR6324358
Qualified in Kings County
My Commission Expires May 11, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Reliance Capital Management Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reliance Capital Management Advisors, LLC as of June 30, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements". In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion

These financial statements are the responsibility of Reliance Capital Management Advisors, LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Out audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended June 30, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2017.

Other Information

The supplemental information contained in Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Reliance Capital Management Advisors, LLC's financial statements. The supplemental information is the responsibility of Reliance Capital Management Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 10, 2018

Reliance Capital Management Advisors, LLC

Statement of Financial Condition

June 30, 2018

Assets		
Cash	$	90,658
Certificate of Deposit		36,828
Prepaid expenses		4,604
Total Assets	$	132,090

Liabilities and Member's Equity		
Accounts payable	$	800
Total Liabilities		800
Member's Equity		131,290
Total Liabilities and Member's Equity	$	132,090

See independent auditor's report and accompanying notes.

Reliance Capital Management Advisors, LLC

Statement of Operations

For the Year Ended June 30, 2018

Revenue		
Advisory Fees	$	10,000
Unrealized Gain		1,283
Interest income		64
Total Revenue		11,347
Operating Expenses		
Professional fees		11,700
Regulatory Fees		5,710
Other operating expenses		1,363
Total Expenses		18,773
Net Income	$	(7,426)

See independent auditor's report and accompanying notes.

Reliance Capital Management Advisors, LLC

Statement of Changes in Member's Equity

For the Year Ended June 30, 2018

June 30, 2017	$	138,716
Net Loss		(7,426)
June 30, 2018	$	131,290

See independent auditor's report and accompanying notes.

Reliance Capital Management Advisors, LLC

Statement of Cash Flows

For the Year Ended June 30, 2018

Cash Flows from Operating Activities		
Net loss	$	(7,426)
Adjustments to reconcile net income to net cash provided by operating activities:		
Prepaid expenses		448
Increase (decrease) in:		
Accounts payable		800
Net Cash Provided by Operating Activities		(6,178)
Net Cash Provided by Investing Activities		
Cash and cash equivalents at beginning of year		133,664
Cash and Cash Equivalents at End of Year	$	127,486

See independent auditor's report and accompanying notes.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Reliance Capital Management Advisors, LLC (the "Company") commenced operations as a Delaware limited liability company on April 15, 2004. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA") and the Securities Investor Protection Corporation ("SIPC").

Nature of Business

The Company provides advisory services to other companies on all financial matters, including advice on merger and acquisition and private placement of securities. The Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with its advisory services.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Fair Value Measurement - Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

FASB ASC 820, Fair Value measurement has no material effect on these financial statements.

Basis of Accounting

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America "GAAP".

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No provision for federal and state income taxes has been made for the Company, as it is a limited liability company and is not subject to income taxes. The Company's income or loss is reportable by its member on its tax returns.

Revenue Recognition

Income from advisory fees is recorded upon the closing of the transaction.

Cash and Cash equivalents

The Company considers highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At June 30, 2018, the Company had net capital of $121,162 which was $116,162 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.66 %.

NOTE 4. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at June 30, 2018 or during the year then ended.

NOTE 5. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balance at financial institution, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts up to $250,000.

In the course of its business, the Company may enter into engagements with various clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the client. It is the Companies policy to review, as necessary, the credit standing of the clients with which it conducts business and, generally, requires no collateral from its clients.

NOTE 6. OTHER

The managing member absorbs various costs such as rent, computer and office expenses, and are not reflected on the companies financial statements.

NOTE 7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of the Report of Independent Registered Public Accounting Firm, the date on which these financial statements were available to be issued. No events have been identified which require disclosure.

SUPPLEMENTARY INFORMATION

Reliance Capital Management Advisors, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2018

Net Capital		
Total member's equity	$	131,290
Less: Non-allowable assets		
Prepaid expenses		4,604
Total non-allowable assets		4,604
Net capital before haircuts		126,686
Less: haircuts on securities		
Equity securities		5,524
Total haircuts on securities		5,524
Net Capital		121,162
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $800 or $5,000, whichever is greater		5,000
Excess Net Capital	$	116,162

No material differences existed between the above computation and the computation included on the Company's unaudited Form X-17A-5 Part IIA filing.

See independent auditor's report and accompanying notes.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Reliance Capital Management Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Reliance Capital Management Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Reliance Capital Management Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Reliance Capital Management Advisors, LLC stated that Reliance Capital Management Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Reliance Capital Management Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reliance Capital Management Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 10, 2018

SUPPLEMENTARY REPORTS

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
EXEMPTION REPORT REQUIRED BY SEC RULE 17a-5, 17 C.F.R.
FOR THE YEAR ENDED JUNE 30, 2018

Reliance Capital Management Advisors, LLC (the "Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel the Company to file annual reports with the Securities Exchange Commission and the Company's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by the Company. Pursuant to that requirement, the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provisions in Rule 15c3-3(k)(2)(i) throughout the year ended June 30, 2018 without exception.

Reliance Capital Management Advisors, LLC:

I, Tejinder Singh, swear that to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Tejinder Singh

Title: Managing Director
Date: August 15, 2018

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Member of Reliance Capital Management Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2018, which were agreed to by Reliance Capital Management Advisors, LLC and SIPC other designated examining authorities, solely to assist you and the other specified parties in evaluating Reliance Capital Management Advisors, LLC's compliance with the applicable instructions of Form SIPC-7. Reliance Capital Management Advisors, LLC's management is responsible for Reliance Capital Management Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2018 with the amounts reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 10, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 6/30/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66505 FINRA JUN
RELIANCE CAPITAL MANAGEMENT ADVISORS LLC
10 TERRACE AVE MIRAMAR
HALF MOON BAY, CA 94019-5143

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 16.77

B. Less payment made with SIPC-6 filed (exclude interest) (0)

____
Date Paid

C. Less prior overpayment applied (577.90)

D. Assessment balance due or (overpayment) (561.13)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 561.13

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ ____________

H. Overpayment carried forward $(561.13)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RELIANCE CAPITAL MANAGEMENT, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 3rd day of July, 2018.

MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2017 and ending 6/30/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $10,863+16+16+286

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $11,181

2e. General Assessment @ .0015 $16.77

(to page 1, line 2.A.)

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC

AUDITED FINANCIAL STATEMENTS

JUNE 30, 2018

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC

REPORT PURSUANT TO RULE 17a-5(d)

JUNE 30, 2018

RELIANCE CAPITAL MANAGEMENT ADVISORS, LLC
FINANCIAL STATEMENTS
JUNE 30, 2018

CONTENTS